EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 29, 2013

Seabridge Gold’s Deep Kerr Continues to Grow
Previously unreported higher grade veins up to 76 meters wide could augment main deposit

Toronto (Canada) – Seabridge Gold today announced positive results from five more drill holes which continue to define a high-grade copper-gold deposit at Deep Kerr on its 100%-owned KSM Project in north western British Columbia, Canada. A total of 29 holes were commenced at Deep Kerr this summer and 26 hit the high-grade main zone. Assays have now been received for 20 of these 26 holes; all 20 intersected wide intervals grading at or above 0.5% copper and 17 have major intercepts averaging above 0.6% copper. In addition, drilling has encountered high-grade veins outside the main zone which are now being investigated as a further potential resource.

Drilling activities have now been terminated for the winter; drilling equipment and personnel have left the site and work is now concentrating on formalizing a geological model for resource estimation. Results from the final six Deep Kerr drill holes are expected shortly.

Seabridge announced on August 12, 2013 that a higher-grade copper-gold core zone named Deep Kerr had been discovered beneath the Kerr porphyry deposit (see news release).  Five diamond core drill rigs were deployed on the Deep Kerr target during most of the field season, generating 24,000 meters of core.  Initially, the program explored the dip projection of the 1,800 meter long Kerr deposit. Preliminary evaluation of the target indicates that the strike potential of the core zone is at least 1,600 meters long, up to 300 meters wide and at least 700 meters vertically.  Deep Kerr remains open along strike and vertically. In August, drilling was focused on about 1,000 meters of the strike potential to generate data for an initial resource estimate.

Holes reported below continue to confirm excellent geological continuity including a consistent alteration style and similar metal distribution to previous drill results. Drill holes reported below are primarily from the south part of the main zone.

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-25B	1191	878.8 1035.1	938.8 1106.8	60.0 71.7	0.36 0.20	0.60 0.57	2.6 1.4
K-13-25C	1300	1103.0	1278.0	175.0	0.39	0.62	1.5
K-13-28B	1284 including	883.6 894.7	1022.4 949.4	138.8 54.7	0.43 0.50	0.68 0.81	2.1 2.1
K-13-32	777 including	535.0 562.6	654.0 596.8	119.0 34.2	0.40 0.69	0.71 1.53	2.1 4.5
K-13-32A	672 including	449.0 520.5	616.0 584.0	167.0 63.5	0.37 0.56	0.63 1.03	2.0 3.0

The above reported drill holes were designed to intersect mineralized zones as close as technically feasible to a perpendicular angle to their strike. Therefore, the true widths of this mineralization are believed to be at least 75% of the reported intercepts. (For a drill location map and cross sections of Deep Kerr, see www.seabridgegold.net/DKmap5.pdf.)

This year's drilling of the Deep Kerr has also encountered unexpected high-grade vein structures above and outside of the Deep Kerr main zone, ranging in width from 20 to 75 meters. These veins likely represent leakage from a high-grade body within or below the Deep Kerr core zone as it is currently known. Drilling was not optimized for these structures; directional drilling limited the number of intercepts of these veins because some of the new holes were started part way down previously drilled holes and therefore below where the veins are located. These veins could prove to be a further source of grade-enhancing material and their source could represent an important exploration target in future programs.   These potentially significant secondary targets are being analyzed to provide further information, including their extent, true width and source location. At this time, true widths are believed to be at least 75% of the reported intersections.

Previously Unreported Vein Intercepts

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-23	1470.4	643.5	671.5	28.0	0.39	0.57	1.8
K-13-23A	1368.4	639.2	666.2	27.0	0.35	0.69	2.2
K-13-24	1221.4	389.0	411.1	21.1	1.26	0.07	22.9
K-13-24C	1284.0 including	533.0 582.1	595.5 595.5	62.5 13.4	0.33 0.73	0.51 1.37	3.7 12.5
K-13-25A	1336.9 including	883.6 946.4	959.2 957.9	75.6 11.5	0.99 4.71	0.42 0.61	2.7 6.9
K-13-26	1191.3	894.3	915.8	21.5	1.52	0.08	3.5
K-13-28	1339.8	684.6	749.4	64.8	1.05	0.42	10.8
K-13-28B	1284.4	695.0	740.6	45.6	0.85	0.37	7.1
K-13-32A	672.4	215.6	279.0	63.4	0.55	0.42	1.32

Drilling at Deep Kerr is employing state-of-the-art directional drilling tools operated by TECH Directional Services that enable additional holes to be started part way down a previously drilled hole. The Devico directional core barrel provided by TECH ensures that the new hole deviates from the first in a predictable manner to provide multiple intersections of the target, off-set from the original intercept. This technology significantly reduces the amount of drilling required to achieve a new intercept of the target zone as the top 500 to 800 meters of the hole is not re-drilled. The drill holes with a letter designation after the hole number represent wedged drill holes that utilized the TECH service and were completed from holes that have been previously reported. In the upper table above, hole K-13-25B was wedged from K-13-25 at 550 meters and hole K-13-25C advanced from hole K-13-25 at 500 meters.  Hole K-13-28B was wedged at 650 meters from K-13-28.  Hole K-13-32A was wedged at 180 meters from K-13-32.

The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits with direct genetic links to epithermal vein deposits. The KSM mining district has undergone immense deformation as the rocks that host the four known deposits were bonded onto the North American continent during Cretaceous time. Seabridge is now unravelling the complex history of the district in order to define the deep magmatic sources of these huge mineralizing systems. The Deep Kerr core zone is defined by a distinctive set of minerals and textures that include:

•	Anhydrite, potassium feldspar and magnetite as alteration minerals.

•	Abundant chalcopyrite and locally bornite with an observable decrease in pyrite.

•	Intense fine shattering of quartz veins filled with copper minerals.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the strike potential of the core zone along strike and vertically; (ii) the proximity of the intercepts to true widths; (iii) the likelihood of the vein systems to represent leakage from a high-grade body within Deep Kerr, to be a source of grade-enhancing material and to be an important exploration target in the future; (iv) the estimated amount and grade of mineral reserves and mineral resources; (v) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vi) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net